December 5, 2007

Mail Stop 4561

Mr. Charles Cimitile
Chief Financial Officer
SPAR Group, Inc.
555 White Plains Rd., Suite 250
Tarrytown, NY 10591

      RE: **SPAR Group, Inc.**
               Form 10-K for the period ended December 31, 2006
               Filed April 2, 2007
               File No. 0-27408

Dear Mr. Cimitile:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief